04007160

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SE

FEB 4 2004

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

CWMBS, INC.
(Exact Name of Registrant as Specified in Charter)

000906410
(Registrant CIK Number)

Form 8-K for February 4, ~~2003~~ 2004
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (Give Period of Report))

333-109248
(SEC File Number, if Available)

PROCESSED
FEB 05 2004
THOMSON FINANCIAL

N/A
(Name of Person Filing the Document (if Other Than the Registrant))

NY1 5502552v3

SIGNATURES

Filings Made by the Registrant. The registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Calabasas, State of California, on February 4, 2004.

CWMBS, INC.

By: [signature]
Name: Darren Bigby
Title: VP

Exhibit Index

NY1 5502552v3

IN ACCORDANCE WITH RULE 311(j) OF REGULATION S-T, THESE COMPUTATIONAL MATERIALS ARE BEING FILED IN PAPER UNDER COVER OF FORM SE.

Exhibit 99.1

COMPUTATIONAL MATERIALS
PREPARED BY COUNTRYWIDE SECURITIES CORPORATION

for

CWMBS, INC.

Mortgage Pass-Through Certificates, Series 2004-HYB1

CHL Mortgage Pass-Through Trust 2004-HYB1

Computational Materials

Countrywide

$[247,736,000] (Approximate)

CWMBS, Inc.
Depositor

Belvedere Trust Finance Corp.
Seller

Countrywide Home Loans Servicing LP
Master Servicer

Countrywide Securities Corporation
Lead Manager

The attached tables and other statistical analyses (the ***"Computational Materials"***) are privileged and confidential and are intended for use by the addressee only. These Computational Materials are furnished to you solely by Countrywide Securities Corporation (***"Countrywide Securities"***) and not by the issuer of the securities or any of its affiliates (other than Countrywide Securities). The issuer of these securities has not prepared or taken part in the preparation of these materials. Neither Countrywide Securities, the issuer of the securities nor any of its other affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary, and will be superseded by the applicable prospectus supplement and by any other information subsequently filed with the Securities and Exchange Commission. The information herein may not be provided by the addressees to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials, which may or may not be stated therein. As such, no assurance can be given as to the accuracy, appropriateness or completeness of the Computational Materials in any particular context; or as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Without limiting the foregoing, the collateral information set forth in these Computational Materials, including without limitation the collateral tables which follow, is based only on a statistical pool of Mortgage Loans, (i) a majority of which are expected to be included (along with additional Mortgage Loans) in, and (ii) a portion of which are expected to be deleted from, the pool of Mortgage Loans delivered to the Trust on the Closing Date. The statistical pool described herein may not necessarily represent a statistically relevant population, notwithstanding any contrary references herein. Although Countrywide Securities believes the information with respect to the statistical pool will be representative of the final pool of Mortgage Loans, the collateral characteristics of the final pool may nonetheless vary from the collateral characteristics of the statistical pool.

Any yields or weighted average lives shown in the Computational Materials are based on prepayment assumptions and actual prepayment experience may dramatically affect such yields or weighted average lives. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates assumed in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance.

Although a registration statement (including the prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with the Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of any offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state. Prospective purchasers are referred to the final prospectus and prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials on any matter discussed in this communication. A final prospectus and prospectus supplement may be obtained by contacting your Countrywide Securities account representative.

Please be advised that mortgage-backed securities may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayments, yield curve and interest rate risk. Investors should fully consider the risk of an investment in these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

Preliminary Term Sheet **Date Prepared: January 28, 2004**

CHL Mortgage Pass-Through Trust 2004-HYB1
$[247,736,000] (Approximate, Subject to +/- 10% Variance)
Publicly Offered Certificates
First Lien Residential Mortgage Loans

Class	Principal Amount ($) (Approx.) (1)	WAL (Yrs) ("Call" (2) (3)/Mat)	Interest Rate Type	Collateral Type	Tranche Type	Expected Ratings Moody's/S&P
1-A	55,886,000	*Not Offered*	WAC (4)	Mixed	Senior	Aaa/AAA
2-A	191,850,000	2.51 / 3.25	WAC (4)	Mixed	Senior	Aaa/AAA
2-X(5)	*Not Offered*		Variable (6) (7)	Mixed	Senior	Aaa/AAA
M	*Not Offered*		WAC (8)	Mixed	Mezzanine	Aa2/AA
B-1	*Not Offered*		WAC (8)	Mixed	Subordinate	A2/A
B-2	*Not Offered*		WAC (8)	Mixed	Subordinate	Baa2/BBB
B-3	*Privately*		WAC (8)	Mixed	Subordinate	NR/BB
B-4	*Placed*		WAC (8)	Mixed	Subordinate	NR/B
B-5	*Certificates*		WAC (8)	Mixed	Subordinate	NR/NR

Total: **$[247,736,000]** (9)

(1) The Certificates (as described herein) are collateralized by adjustable rate, first-lien residential mortgage loans which have an initial fixed rate period of three or five years. Class sizes are subject to final collateral and rating agency approval and are subject to a +/-10% variance. It is expected that the aggregate principal balance of the Subordinate Certificates will provide approximately [4.25]% subordination to the Senior Certificates as of the Cut-off Date.

(2) The WAL to "the Call" on the Class 2-A Certificates are shown to the related Wavg Roll Date at a pricing speed of 25% CPR.

(3) All Classes of Certificates are subject to a 10% optional termination as described herein.

(4) The Certificate Interest Rate for the Class 1-A Certificates will be equal to the Net WAC (as defined herein) of the Group I Mortgage Loans. The Certificate Interest Rate for the Class 2-A Certificates will be equal to the Net WAC (as defined herein) of the Group II Mortgage Loans less the Group II Contributing Rate.

(5) The notional balance of the Class 2-X Certificates for any interest accrual period for each Distribution Date up to and including the Group II Wavg Roll Date will be equal to the current unpaid principal balance of the Class 2-A Certificates. After the Group II Wavg Roll Date, the notional balance of the Class 2-X Certificates will equal zero.

(6) The Certificate Interest Rate for the Class 2-X Certificates in any period will be a fixed rate equal to the Group II Contributing Rate.

(7) The Class 2-X Certificates will receive interest payments related to the Group II Mortgage Loans only up to and including the Wavg Roll Date for Loan Group II.

(8) The Certificate Interest Rate for the Subordinate Certificates will be equal to the Net WAC of the Mortgage Loans in each Loan Group (weighted on the basis of the related subordinate components).

(9) Does not include the Class M, Class B-1, Class B-2, Class B-3, Class B-4, Class B-5 Certificate balances and Interest Only Certificates' notional balance.

Depositor: CWMBS, Inc.

Seller: Belvedere Trust Finance Corp.

Master Servicer: Countrywide Home Loans Servicing LP

Primary Servicers:	As of the Sample Pool Calculation Date, it is expected that Washington Mutual Bank, FA will directly service the Group I Mortgage Loans and Countrywide Home Loans Servicing LP will directly service the Group II Mortgage Loans.
Lead Underwriter:	Countrywide Securities Corporation.
Trustee:	The Bank of New York.
Rating Agencies:	Moody's and Standard & Poor's are expected to provide ratings on the Class 1-A, Class 2-A, Class 2-X, Class M, Class B-1 and Class B-2 Certificates. Standard and Poor's is expected to provide ratings on the Class B-3 and Class B-4 Certificates. The Class B-5 Certificates will not be rated.
Sample Pool Calculation Date:	February 1, 2004. All references herein to principal balances as of such date give effect to the application of scheduled payments due on or before February 1, 2004, which payments were applied to the actual balances of the Mortgage Loans as of various recent dates.
Cut-off Date:	February 1, 2004.
Closing Date:	On or about February [26], 2004.
Pricing Date:	On or about February [3], 2004.
Settlement Date:	On or about February [26], 2004.
Master Servicer Remittance Date:	The 19th of each month (or if such day is not a business day, the next succeeding business day), commencing in March 2004.
Distribution Date:	The business day immediately following the Primary Servicer Remittance Date, commencing in March 2004.
Certificates:	The ***"Senior Certificates"*** will consist of (i) the Class 1-A Certificates (the "***Group I Certificates***"), (ii) the Class 2-A Certificates (the "***Group II Certificates***") and (iii) the Class 2-X Certificates (the ***"Interest Only Certificates"***). The "***Subordinate Certificates***" will consist of the Class M, Class B-1, Class B-2, Class B-3, Class B-4, and Class B-5 Certificates and are supported by the cash flow on all of the Mortgage Loans. The Senior Certificates and the Subordinate Certificates are collectively referred to herein as the "***Certificates.***" Only the Group I Certificates, Group II Certificates, Interest Only Certificates and the Class M, Class B-1 and Class B-2 Certificates (collectively, the "***Offered Certificates***") are being offered publicly. Only the Class 2-A Certificates are being offered herein. Generally, each Group of Senior Certificates (other than the Interest Only Certificates) will receive principal and interest from the related Loan Group. The Class 2-X Certificates will receive interest from the Group II Mortgage Loans. The Subordinate Certificates may receive principal and interest from any Loan Group.
Registration:	The Offered Certificates will be made available in book-entry form through DTC.

Federal Tax Treatment:	It is anticipated that the Offered Certificates will be treated as REMIC regular interests for tax purposes.
ERISA Eligibility:	The Offered Certificates are expected to be ERISA eligible. Prospective investors should review with their legal advisors whether the purchase and holding of the Offered Certificates could give rise to a transaction prohibited or not otherwise permissible under ERISA, the Code or other similar laws.
SMMEA Treatment:	The Senior Certificates and the Class M Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.
Optional Termination:	The terms of the transaction allow for a termination of the Certificates, subject to certain restrictions set forth in the transaction documents, which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the sum of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.
Mortgage Loans:	The aggregate principal balance of the Mortgage Loans as of the Sample Pool Calculation Date is approximately $258,732,881. All the Mortgage Loans are adjustable rate mortgage loans secured by first liens on one- to four-family residential properties. The collateral tables included in these Computational Materials as Appendix A represent a sample pool of Mortgage Loans (the ***"Sample Pool"***) having the characteristics described therein as of the Sample Pool Calculation Date, and do not include additional Mortgage Loans expected to be included in the trust on the Closing Date. It is expected that (a) additional Mortgage Loans will be delivered to the Trust on the Closing Date and (b) certain Mortgage Loans may be pre-paid, become ineligible for transfer to the trust or may otherwise be deleted from the pool of Mortgage Loans delivered to the Trust on the Closing Date. See the attached Collatera l Tables attached hereto as Appendix A. With respect to each Loan Group, the final pool of Mortgage Loans will be different from the Sample Pool, although the characteristics of such final pool are not expected to differ materially from those of the Sample Pool.
Group I Mortgage Loans:	The aggregate principal balance of the Group I Mortgage Loans as of the Sample Pool Calculation Date is approximately $58,367,024. The Group I Mortgage Loans will have interest rates that have an initial fixed rate period of three years after origination and thereafter adjust annually based on the one-year LIBOR index or the one-year CMT index.
Group II Mortgage Loans:	The aggregate principal balance of the Group II Mortgage Loans as of the Sample Pool Calculation Date is approximately $200,365,858. The Group II Mortgage Loans will have interest rates that have an initial fixed rate period of five years after origination and thereafter adjust annually based on the one-year LIBOR index or six-month LIBOR index.
Wavg Roll Date:	The "***Wavg Roll Date***" for the Group I and Group II Mortgage Loans (collectively, the "Mortgage Loans") is the Distribution Date in November 2006 and November 2008, respectively.
Pricing Prepayment Speed:	The Offered Certificates will be priced to a prepayment speed of 25% CPR.

Expense Fee Rate:	The ***"Expense Fee Rate"*** is comprised of primary servicing fees, lender paid mortgage insurance premiums and the trustee fees, each as applicable. The weighted average Expense Fee Rate will be equal to approximately (a) with respect to a Mortgage Loan and any period prior to the initial interest rate adjustment for that Mortgage Loan, 0.384% and 0.275% for Loan Group I and Loan Group II, respectively and (b) thereafter, 0.384% and 0.400%.
Group II Contributing Rate:	The ***"Group II Contributing Rate"*** for any interest accrual period for each Distribution Date on or prior to the Group II Wavg Roll Date is equal to approximately 0.870%. After the interest accrual period for the Group II Wavg Roll Date, the Contributing Rate for the Group II Loan Group will be zero.
Net WAC:	The ***"Net WAC,"*** with respect to each Loan Group, will be equal to the weighted average gross interest rate on the related Mortgage Loans less the weighted average Expense Fee Rate for such Loan Group.
Accrued Interest:	The price to be paid for the Certificates by investors who elect to settle bonds on the Settlement Date will include accrued interest from the Cut-off Date up to, but not including, the Settlement Date. Investors settling Certificates on alternate dates may pay more or less accrued interest, as applicable.
Interest Accrual Period:	The interest accrual period with respect to all the Certificates for a given Distribution Date will be the calendar month preceding the month in which such Distribution Date occurs (on a 30/360 basis).
Credit Enhancement:	Senior/subordinate, shifting interest structure. The credit enhancement information shown below is subject to final rating agency approval. The structuring assumptions contained herein assume [4.25]% subordination below the Senior Certificates as of the Cut-off Date.

Credit enhancement for the Senior Certificates will consist of the subordination of the Class M, Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class M Certificates will consist of the subordination of the Class B-1, Class B-2, Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-1 Certificates will consist of the subordination of the Class B-2, Class B-3, Class B-4, and Class B-5 Certificates.

Credit enhancement for the Class B-2 Certificates will consist of the subordination of the Class B-3, Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-3 Certificates will consist of the subordination of the Class B-4 and Class B-5 Certificates.

Credit enhancement for the Class B-4 Certificates will consist of the subordination of the Class B-5 Certificates.

Shifting Interest: Until the Distribution Date occurring in March 2014, the Subordinate Certificates will be locked out from receipt of any unscheduled principal (unless the Senior Certificates are paid down to zero or the credit enhancement provided by the Subordinate Certificates has doubled prior to such date as described below). After such time and subject to standard collateral performance and cross-collateralization triggers (as described in the prospectus supplement), the Subordinate Certificates will receive increasing portions of unscheduled principal prepayments from the Mortgage Loans. The prepayment percentages on the Subordinate Certificates are as follows:

March 2004 – February 2014	0% Pro Rata Share
March 2014 –February 2015	30% Pro Rata Share
March 2015 –February 2016	40% Pro Rata Share
March 2016 –February 2017	60% Pro Rata Share
March 2017 –February 2018	80% Pro Rata Share
March 2018 and after	100% Pro Rata Share

Notwithstanding the foregoing, if the credit enhancement percentage provided to the Senior Certificates by the Subordinate Certificates doubles (from the initial credit enhancement percentage), unscheduled principal will be paid pro-rata between the Senior and Subordinate Certificates (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement). However, if the credit enhancement percentage provided by the Subordinate Certificates has doubled prior to the third anniversary of the Cut-off Date (subject to the collateral performance and cross-collateralization triggers described in the prospectus supplement), the Subordinate Certificates will be entitled to only 50% of their pro-rata share of unscheduled principal until the third anniversary of the Cut-off Date.

Any principal not allocated to the Subordinate Certificates will be allocated to the Senior Certificates. In the event the applicable current senior percentage (i.e., the then current aggregate principal balance of the Group I and Group II Certificates, as applicable, divided by the aggregate principal balance of the mortgage loans in the related Loan Group) exceeds the applicable initial senior percentage (i.e., the aggregate principal balance of the Group I and Group II Certificates, as applicable, as of the Closing Date, divided by the aggregate principal balance of the mortgage loans in the related Loan Group as of the Cut-off Date), the related Senior Certificates will receive all unscheduled prepayments from the related Loan Group, regardless of any prepayment percentages.

Allocation of Losses: Any realized losses from a Loan Group, other than excess losses, on the related Mortgage Loans will be allocated as follows: *first*, to the Subordinate Certificates in reverse order of their numerical Class designations, in each case, until the respective class principal balance has been reduced to zero; *thereafter*, to the related Senior Certificates until the respective class principal balance has been reduced to zero.

Excess losses from a Loan Group (bankruptcy, special hazard and fraud losses in excess of the amounts established by the rating agencies) will be allocated, pro rata, to (a) the related Senior Certificates and (b) the related Subordinate component.

Certificates Priority of Distributions:

Available funds from the Mortgage Loans will be distributed in the following order of priority:

1) To the Senior Certificates, from the related Loan Group (with respect to Class 2-X Certificates, from the Group II Mortgage Loans), accrued and unpaid interest at the related Certificate Interest Rate;
2) Concurrently:
   (a) to the Group I Certificates, principal from the related Loan Group*;
   (b) to the Group II Certificates, principal from the related Loan Group*;
3) To the Class M Certificates, accrued and unpaid interest at the related Certificate Interest Rate;
4) To the Class M Certificates, principal;
5) To the Class B-1 Certificates, accrued and unpaid interest at the related Certificate Interest Rate;
6) To the Class B-1 Certificates, principal;
7) To the Class B-2 Certificates, accrued and unpaid interest at the related Certificate Interest Rate;
8) To the Class B-2 Certificates, principal;
9) To the Class B3, Class B4 and Class B5 Certificates, in sequential order, accrued and unpaid interest at the related Certificate Interest Rate and their respective share of principal; and
10) To the Residual Certificate, any remaining amount.

* *Under certain delinquency and loss scenarios (as described in the prospectus supplement), principal from an unrelated Loan Group is used to pay the Senior Certificates related to another Loan Group.*

[Yield Tables and Collateral Tables to Follow]

Yield Tables

Class 2-A to Wavg Roll

Initial Coupon	4.126%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 101-00	3.87	3.79	3.75	3.63	3.49	3.31	3.07
WAL (yr)	4.67	3.65	3.22	2.51	1.95	1.51	1.17
MDUR (yr)	4.17	3.30	2.92	2.30	1.81	1.43	1.12
First Prin Pay	Mar 04	Mar 04	Mar 04	Mar 04	Mar 04	Mar 04	Mar 04
Last Prin Pay	Nov 08	Nov 08	Nov 08	Nov 08	Nov 08	Nov 08	Nov 08

Class 2-A to Maturity

Initial Coupon	4.126%						
Prepay Speed	**0% CPR**	**10% CPR**	**15% CPR**	**25% CPR**	**35% CPR**	**45% CPR**	**55% CPR**
Yield @ 101-00	3.45	3.55	3.57	3.56	3.47	3.31	3.08
WAL (yr)	18.68	7.47	5.38	3.25	2.21	1.60	1.20
MDUR (yr)	12.76	5.85	4.43	2.85	2.01	1.49	1.14
First Prin Pay	Mar 04	Mar 04	Mar 04	Mar 04	Mar 04	Mar 04	Mar 04
Last Prin Pay	Dec-33	Dec-33	Dec-33	Dec-33	Dec-33	Dec-33	Dec-33

[Collateral Tables to Follow]

Aggregate Collateral - $258,732,881

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		651	
Total Outstanding Balance		$258,732,881	
Average Loan Balance		$397,439	$23,969 to $1,500,000
WA Mortgage Rate		5.089%	3.375% to 7.500%
Net WAC		4.789%	2.991% to 6.691%
ARM Characteristics			
WA Gross Margin		2.348%	2.250% to 3.800%
WA Months to First Roll		52	23 to 60
WA First Periodic Cap		4.425%	2.000% to 6.000%
WA Subsequent Periodic Cap		1.935%	1.000% to 2.000%
WA Lifetime Cap		10.221%	8.500% to 12.875%
WA Lifetime Floor		2.461%	2.250% to 7.500%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		357	347 to 360
WA Age (months)		3	0 to 13
WA LTV		73.53%	16.02% to 95.00%
WA FICO		717	
WA DTI%		35.21%	
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		4.32%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	95.68%	
	Unknown	4.32%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	61.11%	SFR	68.95%	FULL/AL	48.95%	PUR	51.01%	OO	93.56%	0	95.68%
CO	4.81%	PUD	21.62%	REDUCE	30.12%	RNC	32.00%	INV	3.59%	12	0.60%
MI	4.37%	CND	7.78%	PREFER	13.92%	RCO	16.99%	2H	2.85%	36	2.96%
FL	3.79%	2-4U	1.29%	NINA	3.46%					60	0.76%
IL	3.18%	TWN	0.36%	STREAM	2.04%						

Aggregate Collateral - $258,732,881

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 LIB12M	36	$16,618,579	6.42
3/1 CMT1Y	83	$41,748,445	16.14
5/25 LIB6M	48	$12,587,429	4.87
5/25 LIB6M - IO	144	$31,804,956	12.29
5/1 LIB12M	151	$61,539,359	23.78
5/1 LIB12M - IO	189	$94,434,114	36.50
	651	**$258,732,881**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$0.01 - $50,000.00	2	$73,180	0.03
$50,000.01 - $100,000.00	23	$1,994,798	0.77
$100,000.01 - $150,000.00	64	$8,232,574	3.18
$150,000.01 - $200,000.00	53	$9,297,583	3.59
$200,000.01 - $250,000.00	45	$10,048,499	3.88
$250,000.01 - $300,000.00	35	$9,676,273	3.74
$300,000.01 - $350,000.00	48	$15,988,038	6.18
$350,000.01 - $400,000.00	115	$43,611,230	16.86
$400,000.01 - $450,000.00	47	$20,212,799	7.81
$450,000.01 - $500,000.00	59	$27,909,146	10.79
$500,000.01 - $550,000.00	36	$18,903,406	7.31
$550,000.01 - $600,000.00	31	$17,862,865	6.90
$600,000.01 - $650,000.00	37	$23,450,902	9.06
$650,000.01 - $700,000.00	6	$4,066,556	1.57
$700,000.01 - $750,000.00	7	$5,135,224	1.98
$750,000.01 - $1,000,000.00	33	$29,151,515	11.27
$1,000,000.01 - $1,500,000.00	10	$13,118,293	5.07
	651	**$258,732,881**	**100.00**

Aggregate Collateral - $258,732,881

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.375	1	$375,437	0.15
3.500	5	$2,185,375	0.84
3.750	8	$3,821,545	1.48
3.800	1	$244,142	0.09
3.875	5	$2,638,434	1.02
4.000	9	$4,601,364	1.78
4.125	5	$2,703,098	1.04
4.250	11	$5,689,935	2.20
4.375	20	$10,375,989	4.01
4.500	20	$8,930,227	3.45
4.550	1	$88,912	0.03
4.625	27	$14,893,836	5.76
4.650	1	$341,076	0.13
4.750	41	$20,641,923	7.98
4.875	56	$27,137,221	10.49
4.990	1	$248,174	0.10
5.000	62	$30,107,757	11.64
5.100	2	$299,610	0.12
5.125	43	$17,269,382	6.67
5.150	1	$109,894	0.04
5.250	68	$24,648,549	9.53
5.300	1	$139,359	0.05
5.375	46	$15,881,614	6.14
5.450	1	$134,550	0.05
5.500	51	$17,668,336	6.83
5.600	1	$125,086	0.05
5.625	30	$9,964,108	3.85
5.750	32	$10,799,208	4.17
5.850	3	$554,747	0.21
5.875	25	$6,788,717	2.62
5.950	1	$224,089	0.09
5.990	3	$482,244	0.19
6.000	9	$2,495,108	0.96
6.100	2	$317,037	0.12
6.125	7	$1,410,608	0.55
6.200	1	$159,827	0.06
6.250	9	$1,724,485	0.67
6.300	2	$372,583	0.14
6.350	1	$99,560	0.04
6.375	8	$2,850,287	1.10
6.450	2	$172,339	0.07
6.500	7	$3,173,655	1.23
6.625	9	$2,403,289	0.93
6.700	1	$197,306	0.08
6.750	5	$1,475,021	0.57
6.875	3	$1,123,499	0.43
6.950	1	$84,467	0.03
7.125	1	$358,233	0.14

Aggregate Collateral - $258,732,881

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
7.500	1	$201,639	0.08
	651	**$258,732,881**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	651	$258,732,881	100.00
	651	**$258,732,881**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	36	$14,909,470	5.76
50.01 - 55.00	14	$4,008,111	1.55
55.01 - 60.00	24	$11,410,019	4.41
60.01 - 65.00	31	$12,625,312	4.88
65.01 - 70.00	66	$31,219,857	12.07
70.01 - 75.00	99	$45,225,033	17.48
75.01 - 80.00	295	$113,781,037	43.98
80.01 - 85.00	19	$4,712,233	1.82
85.01 - 90.00	48	$15,502,665	5.99
90.01 - 95.00	19	$5,339,145	2.06
	651	**$258,732,881**	**100.00**

Aggregate Collateral - $258,732,881

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	3	$641,182	0.25
AZ	15	$3,724,637	1.44
CA	337	$158,111,775	61.11
CO	38	$12,454,906	4.81
CT	4	$1,453,279	0.56
DE	1	$145,943	0.06
FL	32	$9,810,081	3.79
GA	10	$3,078,253	1.19
HI	2	$1,974,900	0.76
IA	1	$158,000	0.06
ID	1	$76,530	0.03
IL	18	$8,235,295	3.18
IN	1	$356,120	0.14
KS	2	$497,472	0.19
KY	1	$358,000	0.14
LA	1	$125,500	0.05
MA	5	$2,316,693	0.90
MD	10	$4,295,034	1.66
ME	3	$1,127,220	0.44
MI	42	$11,319,142	4.37
MN	2	$574,189	0.22
MO	2	$884,698	0.34
MT	1	$187,800	0.07
NC	11	$2,652,551	1.03
ND	1	$119,200	0.05
NH	2	$538,371	0.21
NJ	11	$3,548,643	1.37
NM	3	$777,036	0.30
NV	18	$6,305,206	2.44
NY	12	$3,662,716	1.42
OH	1	$93,630	0.04
OR	4	$1,203,132	0.47
RI	2	$983,285	0.38
SC	7	$1,521,522	0.59
SD	1	$119,869	0.05
TN	3	$463,234	0.18
TX	12	$2,208,167	0.85
UT	6	$3,272,691	1.26
VA	9	$3,637,207	1.41
VT	1	$517,945	0.20
WA	14	$5,177,856	2.00
WV	1	$23,969	0.01
	651	**$258,732,881**	**100.00**

Aggregate Collateral - $258,732,881

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	6	$2,910,064	1.12
781 - 800	33	$13,036,925	5.04
761 - 780	79	$32,029,572	12.38
741 - 760	91	$39,001,193	15.07
721 - 740	98	$42,622,435	16.47
701 - 720	95	$37,620,907	14.54
681 - 700	88	$32,639,361	12.62
661 - 680	85	$28,794,270	11.13
641 - 660	33	$12,344,656	4.77
621 - 640	42	$17,383,498	6.72
601 - 620	1	$350,000	0.14
	651	**$258,732,881**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	437	$178,397,493	68.95
PUD	132	$55,935,271	21.62
CND	65	$20,131,345	7.78
2-4U	12	$3,328,837	1.29
TWN	5	$939,936	0.36
	651	**$258,732,881**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	316	$131,992,175	51.01
RNC	210	$82,784,171	32.00
RCO	125	$43,956,536	16.99
	651	**$258,732,881**	**100.00**

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	590	$242,067,565	93.56
INV	44	$9,290,487	3.59
2H	17	$7,374,830	2.85
	651	**$258,732,881**	**100.00**

Aggregate Collateral - $258,732,881

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL/ALT	309	$126,645,567	48.95
REDUCED	216	$77,940,430	30.12
PREFERRED	68	$36,021,314	13.92
NINA	34	$8,940,075	3.46
STREAMLINE	8	$5,268,306	2.04
NO RATIO	16	$3,917,189	1.51
	651	**$258,732,881**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	645	$257,044,706	99.35
3.001 - 4.000	6	$1,688,175	0.65
	651	**$258,732,881**	**100.00**

Aggregate Collateral - $258,732,881

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
01/06	1	$473,476	0.18
03/06	2	$946,706	0.37
05/06	1	$372,663	0.14
06/06	2	$1,139,021	0.44
07/06	8	$3,653,602	1.41
08/06	6	$3,305,577	1.28
09/06	1	$397,346	0.15
10/06	2	$929,861	0.36
11/06	7	$4,408,413	1.70
12/06	50	$23,110,330	8.93
01/07	39	$19,630,028	7.59
05/08	1	$23,969	0.01
06/08	2	$665,298	0.26
07/08	19	$8,884,607	3.43
08/08	9	$4,598,585	1.78
09/08	24	$8,366,271	3.23
10/08	121	$38,764,356	14.98
11/08	105	$41,063,291	15.87
12/08	96	$35,323,882	13.65
01/09	150	$60,549,499	23.40
02/09	5	$2,126,100	0.82
	651	**$258,732,881**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
19 - 24	1	$473,476	0.18
25 - 31	20	$9,814,916	3.79
32 - 37	98	$48,078,633	18.58
50 - 55	55	$22,538,730	8.71
56 - 61	477	$177,827,128	68.73
	651	**$258,732,881**	**100.00**

Aggregate Collateral - $258,732,881

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.001 - 9.000	22	$10,134,324	3.92
9.001 - 10.000	236	$117,938,157	45.58
10.001 - 11.000	256	$96,408,141	37.26
11.001 - 12.000	111	$28,417,577	10.98
12.001 - 13.000	26	$5,834,683	2.26
	651	**$258,732,881**	**100.00**

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	121	$58,819,196	22.73
5.000	419	$172,226,183	66.57
6.000	111	$27,687,502	10.70
	651	**$258,732,881**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	82	$16,801,607	6.49
2.000	569	$241,931,274	93.51
	651	**$258,732,881**	**100.00**

Aggregate Collateral - $258,732,881

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	601	$249,083,818	96.27
3.001 - 4.000	7	$1,823,087	0.70
4.001 - 5.000	3	$678,162	0.26
5.001 - 6.000	21	$3,735,033	1.44
6.001 - 7.000	18	$3,211,143	1.24
7.001 - 8.000	1	$201,639	0.08
	651	$258,732,881	100.00

Loan Group I - $58,367,024 (3Yr Hybrid)

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		119	
Total Outstanding Balance		$58,367,024	
Average Loan Balance		$490,479	$336,629 to $1,150,209
WA Mortgage Rate		4.463%	3.375% to 5.500%
Net WAC		4.079%	2.991% to 5.116%
ARM Characteristics			
WA Gross Margin		2.617%	2.250% to 3.100%
WA Months to First Roll		33	23 to 35
WA First Periodic Cap		2.000%	2.000% to 2.000%
WA Subsequent Periodic Cap		2.000%	2.000% to 2.000%
WA Lifetime Cap		9.564%	8.500% to 11.375%
WA Lifetime Floor		2.617%	2.250% to 3.100%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		357	347 to 359
WA Age (months)		3	1 to 13
WA LTV		73.42%	31.71% to 95.00%
WA FICO		703	
WA DTI%			
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		0.00%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	100.00%	
	Unknown	0.00%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	39.96%	SFR	93.53%	FULL/AL	90.32%	RNC	44.43%	OO	94.00%	0	100.00
IL	12.59%	CND	6.47%	STREAM	6.77%	PUR	39.21%	2H	6.00%		
FL	7.40%			REDUCE	2.91%	RCO	16.37%				
MI	6.98%										
CO	5.04%										

Loan Group I - $58,367,024 (3Yr Hybrid)

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3/1 LIB12M	36	$16,618,579	28.47
3/1 CMT1Y	83	$41,748,445	71.53
	119	**$58,367,024**	**100.00**

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$300,000.01 - $350,000.00	5	$1,719,812	2.95
$350,000.01 - $400,000.00	39	$14,683,760	25.16
$400,000.01 - $450,000.00	19	$8,233,779	14.11
$450,000.01 - $500,000.00	23	$10,853,947	18.60
$500,000.01 - $550,000.00	9	$4,734,202	8.11
$550,000.01 - $600,000.00	2	$1,180,717	2.02
$600,000.01 - $650,000.00	9	$5,698,028	9.76
$700,000.01 - $750,000.00	3	$2,180,900	3.74
$750,000.01 - $1,000,000.00	8	$6,809,615	11.67
$1,000,000.01 - $1,500,000.00	2	$2,272,263	3.89
	119	**$58,367,024**	**100.00**

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.375	1	$375,437	0.64
3.500	5	$2,185,375	3.74
3.750	7	$3,277,398	5.62
3.875	4	$2,128,734	3.65
4.000	8	$3,979,364	6.82
4.125	4	$2,183,459	3.74
4.250	8	$4,673,686	8.01
4.375	14	$6,669,024	11.43
4.500	12	$5,595,637	9.59
4.625	14	$7,610,072	13.04
4.750	18	$9,146,775	15.67
4.875	11	$4,986,556	8.54
5.000	3	$1,143,644	1.96
5.125	3	$1,149,895	1.97
5.250	4	$2,036,725	3.49
5.375	2	$866,031	1.48
5.500	1	$359,210	0.62
	119	**$58,367,024**	**100.00**

Loan Group I - $58,367,024 (3Yr Hybrid)

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	119	$58,367,024	100.00
	119	**$58,367,024**	**100.00**

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	8	$4,098,425	7.02
50.01 - 55.00	2	$901,786	1.55
55.01 - 60.00	5	$3,338,263	5.72
60.01 - 65.00	4	$1,969,507	3.37
65.01 - 70.00	15	$9,172,126	15.71
70.01 - 75.00	25	$12,354,061	21.17
75.01 - 80.00	34	$15,832,659	27.13
80.01 - 85.00	4	$1,484,822	2.54
85.01 - 90.00	19	$8,001,526	13.71
90.01 - 95.00	3	$1,213,850	2.08
	119	**$58,367,024**	**100.00**

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AZ	1	$474,621	0.81
CA	46	$23,322,035	39.96
CO	5	$2,939,584	5.04
CT	1	$466,806	0.80
FL	9	$4,318,145	7.40
GA	1	$390,989	0.67
IL	16	$7,349,739	12.59
IN	1	$356,120	0.61
KS	1	$379,972	0.65
MA	2	$736,091	1.26
MD	3	$1,705,568	2.92
ME	2	$1,013,720	1.74
MI	7	$4,071,605	6.98
MO	1	$716,729	1.23
NC	1	$482,853	0.83
NH	1	$449,459	0.77
NJ	1	$499,385	0.86
NV	3	$1,387,630	2.38
NY	3	$1,367,917	2.34
RI	2	$983,285	1.68
SC	2	$772,833	1.32
TX	1	$375,437	0.64

Loan Group I - $58,367,024 (3Yr Hybrid)

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
UT	1	$364,497	0.62
VA	2	$785,731	1.35
WA	6	$2,656,273	4.55
	119	**$58,367,024**	**100.00**

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
781 - 800	7	$3,208,995	5.50
761 - 780	7	$4,319,839	7.40
741 - 760	15	$6,390,306	10.95
721 - 740	15	$7,558,672	12.95
701 - 720	19	$9,833,033	16.85
681 - 700	14	$7,237,204	12.40
661 - 680	15	$6,833,882	11.71
641 - 660	11	$5,360,934	9.18
621 - 640	16	$7,624,160	13.06
	119	**$58,367,024**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	111	$54,593,110	93.53
CND	8	$3,773,914	6.47
	119	**$58,367,024**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
RNC	47	$25,930,170	44.43
PUR	51	$22,884,700	39.21
RCO	21	$9,552,154	16.37
	119	**$58,367,024**	**100.00**

Loan Group I - $58,367,024 (3Yr Hybrid)

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	112	$54,865,891	94.00
2H	7	$3,501,132	6.00
	119	**$58,367,024**	**100.00**

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
FULL/ALT	111	$52,715,164	90.32
STREAMLINE	5	$3,951,788	6.77
REDUCED	3	$1,700,073	2.91
	119	**$58,367,024**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	118	$57,949,982	99.29
3.001 - 4.000	1	$417,042	0.71
	119	**$58,367,024**	**100.00**

Loan Group I - $58,367,024 (3Yr Hybrid)

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
01/06	1	$473,476	0.81
03/06	2	$946,706	1.62
05/06	1	$372,663	0.64
06/06	2	$1,139,021	1.95
07/06	8	$3,653,602	6.26
08/06	6	$3,305,577	5.66
09/06	1	$397,346	0.68
10/06	2	$929,861	1.59
11/06	7	$4,408,413	7.55
12/06	50	$23,110,330	39.59
01/07	39	$19,630,028	33.63
	119	**$58,367,024**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
19 - 24	1	$473,476	0.81
25 - 31	20	$9,814,916	16.82
32 - 37	98	$48,078,633	82.37
	119	**$58,367,024**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.001 - 9.000	20	$9,380,482	16.07
9.001 - 10.000	85	$41,669,238	71.39
10.001 - 11.000	13	$6,900,262	11.82
11.001 - 12.000	1	$417,042	0.71
	119	**$58,367,024**	**100.00**

Loan Group I - $58,367,024 (3Yr Hybrid)

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	119	$58,367,024	100.00
	119	**$58,367,024**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	119	$58,367,024	100.00
	119	**$58,367,024**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	118	$57,949,982	99.29
3.001 - 4.000	1	$417,042	0.71
	119	**$58,367,024**	**100.00**

Loan Group II - $200,365,858 (5Yr Hybrid)

Summary of Loans in Statistical Calculation Pool
(As of Calculation Date)

			Range
Total Number of Loans		532	
Total Outstanding Balance		$200,365,858	
Average Loan Balance		$376,628	$23,969 to $1,500,000
WA Mortgage Rate		5.271%	3.750% to 7.500%
Net WAC		4.996%	3.491% to 6.691%
ARM Characteristics			
WA Gross Margin		2.270%	2.250% to 3.800%
WA Months to First Roll		57	51 to 60
WA First Periodic Cap		5.131%	2.000% to 6.000%
WA Subsequent Periodic Cap		1.916%	1.000% to 2.000%
WA Lifetime Cap		10.412%	8.800% to 12.875%
WA Lifetime Floor		2.416%	2.250% to 7.500%
WA Original Term (months)		360	360 to 360
WA Remaining Term (months)		357	351 to 360
WA Age (months)		3	0 to 9
WA LTV		73.56%	16.02% to 95.00%
WA FICO		721	
WA DTI%		35.21%	
Secured by (% of pool)	First Lien	100.00%	
	Second Lien	0.00%	
Prepayment Penalty at Loan Orig (% of all loans)		5.58%	
Prepay Moves Exempted	Soft	0.00%	
	Hard	0.00%	
	No Prepay	94.42%	
	Unknown	5.58%	

Top 5 States		Top 5 Prop		Doc Types		Purpose Codes		Occ Codes		Orig PP Term	
CA	67.27%	SFR	61.79%	REDUCE	38.05%	PUR	54.45%	OO	93.43%	0	94.42%
CO	4.75%	PUD	27.92%	FULL/AL	36.90%	RNC	28.38%	INV	4.64%	12	0.77%
MI	3.62%	CND	8.16%	PREFER	17.98%	RCO	17.17%	2H	1.93%	36	3.82%
FL	2.74%	2-4U	1.66%	NINA	4.46%					60	0.98%
NV	2.45%	TWN	0.47%	NO RATI	1.96%						

Loan Group II - $200,365,858 (5Yr Hybrid)

Description

Loan Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
5/25 LIB6M	48	$12,587,429	6.28
5/25 LIB6M - IO	144	$31,804,956	15.87
5/1 LIB12M	151	$61,539,359	30.71
5/1 LIB12M - IO	189	$94,434,114	47.13
	532	$200,365,858	100.00

Range of Current Balance

Current Balance Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
$0.01 - $50,000.00	2	$73,180	0.04
$50,000.01 - $100,000.00	23	$1,994,798	1.00
$100,000.01 - $150,000.00	64	$8,232,574	4.11
$150,000.01 - $200,000.00	53	$9,297,583	4.64
$200,000.01 - $250,000.00	45	$10,048,499	5.02
$250,000.01 - $300,000.00	35	$9,676,273	4.83
$300,000.01 - $350,000.00	43	$14,268,226	7.12
$350,000.01 - $400,000.00	76	$28,927,470	14.44
$400,000.01 - $450,000.00	28	$11,979,020	5.98
$450,000.01 - $500,000.00	36	$17,055,199	8.51
$500,000.01 - $550,000.00	27	$14,169,204	7.07
$550,000.01 - $600,000.00	29	$16,682,148	8.33
$600,000.01 - $650,000.00	28	$17,752,874	8.86
$650,000.01 - $700,000.00	6	$4,066,556	2.03
$700,000.01 - $750,000.00	4	$2,954,325	1.47
$750,000.01 - $1,000,000.00	25	$22,341,900	11.15
$1,000,000.01 - $1,500,000.00	8	$10,846,030	5.41
	532	$200,365,858	100.00

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
3.750	1	$544,147	0.27
3.800	1	$244,142	0.12
3.875	1	$509,700	0.25
4.000	1	$622,000	0.31
4.125	1	$519,639	0.26
4.250	3	$1,016,249	0.51
4.375	6	$3,706,965	1.85
4.500	8	$3,334,590	1.66
4.550	1	$88,912	0.04
4.625	13	$7,283,764	3.64
4.650	1	$341,076	0.17
4.750	23	$11,495,148	5.74

Loan Group II - $200,365,858 (5Yr Hybrid)

Current Gross Coupon

Current Rate Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
4.875	45	$22,150,666	11.06
4.990	1	$248,174	0.12
5.000	59	$28,964,113	14.46
5.100	2	$299,610	0.15
5.125	40	$16,119,487	8.05
5.150	1	$109,694	0.05
5.250	64	$22,611,824	11.29
5.300	1	$139,359	0.07
5.375	44	$15,015,583	7.49
5.450	1	$134,550	0.07
5.500	50	$17,309,126	8.64
5.600	1	$125,086	0.06
5.625	30	$9,964,108	4.97
5.750	32	$10,799,208	5.39
5.850	3	$554,747	0.28
5.875	25	$6,788,717	3.39
5.950	1	$224,089	0.11
5.990	3	$482,244	0.24
6.000	9	$2,495,108	1.25
6.100	2	$317,037	0.16
6.125	7	$1,410,608	0.70
6.200	1	$159,827	0.08
6.250	9	$1,724,485	0.86
6.300	2	$372,583	0.19
6.350	1	$99,560	0.05
6.375	8	$2,850,287	1.42
6.450	2	$172,339	0.09
6.500	7	$3,173,655	1.58
6.625	9	$2,403,289	1.20
6.700	1	$197,306	0.10
6.750	5	$1,475,021	0.74
6.875	3	$1,123,499	0.56
6.950	1	$84,467	0.04
7.125	1	$358,233	0.18
7.500	1	$201,639	0.10
	532	**$200,365,858**	**100.00**

Range of Months remaining to Scheduled Maturity

Maturity Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
301 - 360	532	$200,365,858	100.00
	532	**$200,365,858**	**100.00**

Loan Group II - $200,365,858 (5Yr Hybrid)

Range of Loan-to-Value Ratio

LTV Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
0.01 - 50.00	28	$10,811,045	5.40
50.01 - 55.00	12	$3,106,325	1.55
55.01 - 60.00	19	$8,071,756	4.03
60.01 - 65.00	27	$10,655,805	5.32
65.01 - 70.00	51	$22,047,732	11.00
70.01 - 75.00	74	$32,870,972	16.41
75.01 - 80.00	261	$97,948,378	48.88
80.01 - 85.00	15	$3,227,410	1.61
85.01 - 90.00	29	$7,501,139	3.74
90.01 - 95.00	16	$4,125,295	2.06
	532	**$200,365,858**	**100.00**

Loan Group II - $200,365,858 (5Yr Hybrid)

State

State Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
AL	3	$641,182	0.32
AZ	14	$3,250,017	1.62
CA	291	$134,789,741	67.27
CO	33	$9,515,322	4.75
CT	3	$986,473	0.49
DE	1	$145,943	0.07
FL	23	$5,491,937	2.74
GA	9	$2,687,265	1.34
HI	2	$1,974,900	0.99
IA	1	$158,000	0.08
ID	1	$76,530	0.04
IL	2	$885,556	0.44
KS	1	$117,500	0.06
KY	1	$358,000	0.18
LA	1	$125,500	0.06
MA	3	$1,580,602	0.79
MD	7	$2,589,466	1.29
ME	1	$113,500	0.06
MI	35	$7,247,537	3.62
MN	2	$574,189	0.29
MO	1	$167,970	0.08
MT	1	$187,800	0.09
NC	10	$2,169,698	1.08
ND	1	$119,200	0.06
NH	1	$88,912	0.04
NJ	10	$3,049,258	1.52
NM	3	$777,036	0.39
NV	15	$4,917,576	2.45
NY	9	$2,294,799	1.15
OH	1	$93,630	0.05
OR	4	$1,203,132	0.60
SC	5	$748,689	0.37
SD	1	$119,869	0.06
TN	3	$463,234	0.23
TX	11	$1,832,731	0.91
UT	5	$2,908,194	1.45
VA	7	$2,851,476	1.42
VT	1	$517,945	0.26
WA	8	$2,521,583	1.26
WV	1	$23,969	0.01
	532	***$200,365,858***	***100.00***

Loan Group II - $200,365,858 (5Yr Hybrid)

Collateral Grouped By FICO

FICO Range	Number of Loans	Principal Balance	% of Aggregate Principal Balance
801 - 820	6	$2,910,064	1.45
781 - 800	26	$9,827,930	4.90
761 - 780	72	$27,709,733	13.83
741 - 760	76	$32,610,887	16.28
721 - 740	83	$35,063,763	17.50
701 - 720	76	$27,787,874	13.87
681 - 700	74	$25,402,157	12.68
661 - 680	70	$21,960,388	10.96
641 - 660	22	$6,983,722	3.49
621 - 640	26	$9,759,339	4.87
601 - 620	1	$350,000	0.17
	532	**$200,365,858**	**100.00**

Property Type

Property Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
SFR	326	$123,804,383	61.79
PUD	132	$55,935,271	27.92
CND	57	$16,357,432	8.16
2-4U	12	$3,328,837	1.66
TWN	5	$939,936	0.47
	532	**$200,365,858**	**100.00**

Purpose

Purpose Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
PUR	265	$109,107,476	54.45
RNC	163	$56,854,000	28.38
RCO	104	$34,404,382	17.17
	532	**$200,365,858**	**100.00**

Loan Group II - $200,365,858 (5Yr Hybrid)

Occupancy

Occupancy Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
OO	478	$187,201,674	93.43
INV	44	$9,290,487	4.64
2H	10	$3,873,697	1.93
	532	**$200,365,858**	**100.00**

Collateral Grouped By Document Type

Documentation Type Group	Number of Loans	Principal Balance	% of Aggregate Principal Balance
REDUCED	213	$76,240,358	38.05
FULL/ALT	198	$73,930,403	36.90
PREFERRED	68	$36,021,314	17.98
NINA	34	$8,940,075	4.46
NO RATIO	16	$3,917,189	1.96
STREAMLINE	3	$1,316,518	0.66
	532	**$200,365,858**	**100.00**

Range of Margin

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	527	$199,094,724	99.37
3.001 - 4.000	5	$1,271,133	0.63
	532	**$200,365,858**	**100.00**

Loan Group II - $200,365,858 (5Yr Hybrid)

Next Interest Adjustment Date

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
05/08	1	$23,969	0.01
06/08	2	$665,298	0.33
07/08	19	$8,884,607	4.43
08/08	9	$4,598,585	2.30
09/08	24	$8,366,271	4.18
10/08	121	$38,764,356	19.35
11/08	105	$41,063,291	20.49
12/08	96	$35,323,882	17.63
01/09	150	$60,549,499	30.22
02/09	5	$2,126,100	1.06
	532	**$200,365,858**	**100.00**

Range of Months to Roll

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
50 - 55	55	$22,538,730	11.25
56 - 61	477	$177,827,128	88.75
	532	**$200,365,858**	**100.00**

Lifetime Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
8.001 - 9.000	2	$753,841	0.38
9.001 - 10.000	151	$76,268,919	38.06
10.001 - 11.000	243	$89,507,879	44.67
11.001 - 12.000	110	$28,000,535	13.97
12.001 - 13.000	26	$5,834,683	2.91
	532	**$200,365,858**	**100.00**

Loan Group II - $200,365,858 (5Yr Hybrid)

Initial Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.000	2	$452,173	0.23
5.000	419	$172,226,183	85.96
6.000	111	$27,687,502	13.82
	532	**$200,365,858**	**100.00**

Subsequent Periodic Rate Cap

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
1.000	82	$16,801,607	8.39
2.000	450	$183,564,250	91.61
	532	**$200,365,858**	**100.00**

Lifetime Rate Floor

	Number of Loans	Principal Balance	% of Aggregate Principal Balance
2.001 - 3.000	483	$191,133,836	95.39
3.001 - 4.000	6	$1,406,045	0.70
4.001 - 5.000	3	$678,162	0.34
5.001 - 6.000	21	$3,735,033	1.86
6.001 - 7.000	18	$3,211,143	1.60
7.001 - 8.000	1	$201,639	0.10
	532	**$200,365,858**	**100.00**